SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                              Quanta Services, Inc.
                                (Name of Issuer)


                        Common Stock, $0.00001 par value
                         (Title of Class of Securities)

                                                               74762E102
                                 (CUSIP Number)

                 Dale J. Wolf, Secretary, UtiliCorp United Inc.
        20 West Ninth Street, Kansas City, Missouri 64105 (816) 421-6600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:
  Dennis P. Wilbert, Esq., Blackwell Sanders Peper Martin LLP, 2300 Main Street
                   Kansas City, Missouri 64108 (816) 983-8124.


                                October 18, 1999
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



--------------------- ------------------------------------------------------------------------------------------------
         1            NAMES OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                      UtiliCorp United Inc.    #440541877
--------------------- ------------------------------------------------------------------------------------------------
         2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                        (a)
                        (b)  X
--------------------- ------------------------------------------------------------------------------------------------
         3            SEC USE ONLY
--------------------- ------------------------------------------------------------------------------------------------
         4            SOURCE OF FUNDS (See Instructions)

                      BK
--------------------- ------------------------------------------------------------------------------------------------
         5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------- ------------------------------------------------------------------------------------------------
         6            CITIZENSHIP OR PLACE OR ORGANIZATION

                      Delaware
--------------------- ------------ -----------------------------------------------------------------------------------
  NUMBER OF SHARES         7       SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                 9,811,500
    PERSON WITH
                      ------------ -----------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                   None*
                      ------------ -----------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   9,811,500
                      ------------ -----------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                   None
--------------------- ------------------------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      9,811,500
--------------------- ------------------------------------------------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                    X
--------------------- ------------------------------------------------------------------------------------------------
         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      30.9%**
--------------------- ------------------------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON (See Instructions)
                      CO
--------------------- ------------------------------------------------------------------------------------------------


* This representation is qualified by the fact that, as described in Item 4 of the Schedule 13D originally filed on October 4, 1999, UtiliCorp has the ability to vote or direct the vote of the shares subject to the Stockholder's Agreements only in two limited, tax-related circumstances. UtiliCorp expressly disclaims beneficial ownership to any shares of Common Stock that are subject to the Stockholder's Agreements.

** Based on information provided by Issuer as of September 21, 1999. This percentage is the product of using 31,679,990, the total number of Issuer's issued and outstanding Common Stock, as the denominator. However, the percentage is 21.4% on a fully diluted basis by using 45,758,615 as the denominator, which includes (a) 31,679,990 shares of Issuer's issued and outstanding Common Stock; (b) Issuer's Convertible Preferred Stock held by UtiliCorp that can be converted into approximately 6,200,000 shares of Common Stock, (c) the Convertible Subordinated Notes held by Enron Capital & Trade Resources Corp. that can be converted into 3,589,091 shares of Common Stock, and (d) 4,289,534 shares of Common Stock issuable under Issuer's 1997 Stock Option Plan.

                               AMENDMENT NO. 3 TO
                            STATEMENT ON SCHEDULE 13D

INTRODUCTION

         All information herein with respect to UtiliCorp United Inc., a Delaware corporation ("UtiliCorp") and the common stock, par value $0.00001 per share, of Quanta Services, Inc., a Delaware corporation ("Issuer") (the "Common Stock"), is to the best knowledge and belief of UtiliCorp. The Schedule 13D originally filed on October 4, 1999 on behalf of the Reporting Persons and the first and second amendments to such Schedule 13D filed on October 8, 1999 and October 14, 1999, respectively, on behalf of UtiliCorp are incorporated by reference and amended as follows.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION, ITEM 4. PURPOSE OF TRANSACTION, AND ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Between October 14, 1999 and October 18, 1999, UtiliCorp purchased 55,714 shares of Common Stock through contracts with 2 of the Issuer's record stockholders for an aggregate purchase price of $1,448,564. Between October 13, 1999 and October 19, 1999, UtiliCorp purchased 400,100 shares of Common Stock in a series of broker-assisted purchases on the open market for an aggregate purchase price of $10,123,989. The funding for these purchases was provided under a Credit Agreement among UtiliCorp and numerous banks (with CitiBank, N.A. as agent).

         The aggregate number of Common Stock described in the preceding paragraph is 455,814 shares, which represent 1.4% of Issuer's issued and outstanding Common Stock (based on the number of shares of Common Stock of the Issuer outstanding as of September 21, 1999), or 1% on a fully diluted basis. In aggregate, UtiliCorp beneficially owns 9,811,500 shares of Issuer's outstanding Common Stock, which represent 30.9% of Issuer's issued and outstanding Common Stock, or 21.4% on a fully diluted basis.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:   October 20, 1999                     UtiliCorp United Inc.

                                              By: /s/ Dale J. Wolf
                                              Name:  Dale J. Wolf
Title:  Secretary





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